SEC FILE #82-1852

# ATLAS • PACIFIC • LIMITED

ABN 32 009 220 053

02 OCT 22 AM 11:05

21 February 2002

02055476

The Manager
Australian Stock Exchange
2 The Esplanade
PERTH WA 6000

SUPPL

Dear Sir

**Re: ATP Pearling Ventures in Indonesia**

Atlas Pacific advises that its Indonesian pearling operations have not been materially affected by the tragic events that recently occurred in Bali. There is no reason for us to believe at this point in time that there is any additional risk posed to the company's Indonesian ventures. Aside from the concern resulting from the Bali bombing, we are unaware of any reason why the share price decreased on Friday October 18, 2002.

We continue to monitor the situation in Indonesia carefully as any prudent business should and we are in regular daily contact with our Indonesian based employees who are continuing the work of the project as usual. As in the past, Atlas Pacific maintains a vigilant posture in both security and safety.

Joseph Taylor
Managing Director

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

10/28

CCR( ASX Bali Announcement 21 Oct 02

6 Rous Head Road, North Fremantle, WA 6159, Australia • PO Box 291, North Fremantle, WA 6159, Australia
Telephone: (61) (8) 9336 7955 Facsimile: (61) (8) 9336 7966 • Website: http://www.atlaspacific.com.au Email: atlas@atlaspacific.com.au